Exhibit 2.1

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

By and Between

RADISYS CORPORATION

and

INTEL CORPORATION

Dated as of September 12, 2007

EXHIBITS

Exhibit 1.01A	Form of Assignment and Assumption Agreement
Exhibit 1.01B	Form of Bill of Sale
Exhibit 1.01C	[Intentionally Omitted]
Exhibit 1.01D	Form of Intellectual Property Agreement
Exhibit 1.01E	Form of Patent Assignment
Exhibit 1.01F	Form of Transition Services Agreement
Exhibit 1.01G	Form of Warranty Services Agreement
Exhibit 3	Disclosure Schedules
Exhibit 4	Buyer Disclosure Schedule

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

This AMENDED AND RESTATED ASSET PURCHASE AGREEMENT, dated as of September 12, 2007, is by and between Intel Corporation, a Delaware corporation (the “Seller”) and RadiSys Corporation, an Oregon corporation (the “Buyer”). Seller and Buyer are sometimes referred to as the “Parties” and each individually as a “Party”. All capitalized terms have the meanings ascribed to such terms in Article I or as otherwise defined herein.

WITNESSETH:

WHEREAS, an Asset Purchase Agreement was entered into by and between the Parties on September 7, 2007; and

WHEREAS, the Parties desire to amend and restate the Asset Purchase Agreement as set forth herein (as amended hereby, the “Agreement”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, the Transferred Assets, and Buyer is willing to assume the Assumed Liabilities, all upon the terms and conditions set forth in this Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, Buyer and Seller intend to enter into certain other agreements including the Transition Services Agreement, the Warranty Services Agreement and the Intellectual Property Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. The following terms, as used herein, have the following meanings:

“Accounts Payable” means all accounts payable owed to third parties with respect to the Business for materials, Equipment or supplies received by or services rendered to Seller or any of its Subsidiaries.

“Accounts Receivable” means all accounts receivable, notes receivable and other current rights to payment of Seller, or any of its Subsidiaries, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy or other right related to any of the foregoing.

“Acquisition Documents” means this Agreement, the Transition Services Agreement, the Transition Services (Japan) Agreement, the Warranty Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property Agreement and the Patent Assignment, together with any Exhibits and Schedules thereto, and in each case as modified, amended, supplemented, restated or renewed from time to time in accordance with their respective terms.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

“Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement, dated as of the Closing Date, to be entered into by Buyer and Seller and certain of its Subsidiaries, in substantially the form attached hereto as Exhibit 1.01A.

“Bill of Sale” means that certain Bill of Sale, dated as of the Closing Date, to be executed by Seller and certain of its Subsidiaries in favor of Buyer, in substantially the form attached hereto as Exhibit 1.01B.

“Business” means the business conducted by Seller and its Subsidiaries as of the date of this Agreement through Seller’s Modular Communications Platform Division that consists of the development, marketing, sale, licensing, and manufacturing of the Products and the development of the New Products.

“Business Day” means each day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by law to close.

“Business Employees” means (A) all of the employees of Seller, or its Subsidiaries, who work primarily within, or are directly associated with, the Business as of the date hereof, including (i) those on military or family or medical leave; (ii) those on approved leaves of absence but only to the extent they have reemployment rights guaranteed under Applicable Law, or under any applicable leave of absence policy or Employment Agreement; and (iii) those on short-term disability (under any applicable short-term disability program) regardless of which of Seller’s or any of its Subsidiaries’ payroll on which such employees appear, and (B) who are listed on Schedule 3.12(d) of the Disclosure Schedule.

“Buyer Material Adverse Effect” means any event, change, circumstance, effect or state of facts that would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or the other Acquisition Documents to which it will be a party or to consummate the transactions contemplated hereby or thereby.

“Cash and Cash Equivalents” means all cash on hand and cash equivalents of Seller and its Subsidiaries (whether or not related to the Business), including currency and coins, negotiable checks, bank accounts, marketable securities, commercial paper, certificates of deposit, treasury bills, surety bonds and money market funds.

“Closing Date” means the date of the Closing.

“Competing Product” means any stand-alone product that (a) is in conformity with the product specifications or data sheets corresponding to a Product or a New Product (only where such product specifications and data sheets exist with specificity) as of the Closing Date; (b) does not contain or embody substantial additional functionality; and (c) is not an Excluded Seller Product or a Core Seller Product.

“Competitive Business Activity” means the manufacturing, marketing and sale of any Competing Product.

“Contract” means each contract, agreement, option, lease, license, sale and purchase order, commitment or other instrument of any kind, whether written or oral, to which Seller, or any of its Subsidiaries, is a party or is otherwise bound.

“Core Seller Products” shall mean: (a) any Seller Chipset, Seller Processor, or substantial portion thereof; and (b) any software or firmware capable of running on or interoperating with a Seller Chipset or Seller Processor; and (c) any product that is bus or pin compatible with a Seller Bus.

“Dollars” means United States Dollars.

“Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, or other written Contract between Seller, or its Subsidiaries, and any Business Employee directly relating to such Business Employee’s terms and condition of employment.

“Employee Plan” means each written plan, program, policy, practice, agreement or other arrangements providing for compensation, severance, termination pay, pension benefits, retirement benefits, deferred compensation, performance awards, stock or stock-related awards, fringe benefits (including health, dental, vision, life, disability, sabbatical, accidental death and dismemberment benefits), or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, excluding any Employee Agreement, which is or has been maintained by Seller or its Subsidiaries for the benefit of any Business Employee.

“Environmental Law” means any applicable federal, state, local and foreign laws, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment including those pertaining to (i) reporting, licensing, permitting, investigation, remediating and cleaning up in connection with any presence or release of Hazardous Substances, and (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances.

“Equipment” means all machinery, equipment, tools, all transportation and office equipment, computers, furniture, furnishings, vehicles, and other fixed assets and personal property owned by Seller or its Subsidiaries or leased or licensed to or by Seller or its Subsidiaries and used or held for use exclusively in connection with the Business, and in the case of any such items which are leased or licensed by Seller or its Subsidiaries, Seller’s, or its Subsidiaries’, leasehold interest therein, which are described or listed on Schedule 1.01(a), but shall expressly not include any Excluded Assets.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations thereunder.

“ERISA Affiliate” means any other Person or entity under common control with Seller within the meaning of Section 414 (b), (c), (m) or (o) of the Internal Revenue Code of 1986 as amended and the regulations issued thereunder, as amended.

“Excluded Seller Product” shall mean any Seller Product (including revisions of such Seller Product) that (a) is marketed or sold by Seller as of the Closing Date, or has been announced to the public with a future intention of being marketed or sold by Seller, and in either case is not a Product or a New Product; or (b) contains substantially greater or different functionality from any Product or New Product.

“Finished Inventory” means all finished goods owned by Seller or its Subsidiaries and used or held for use exclusively in the Business.

“GAAP” means generally accepted accounting principles in the United States of America applied on a consistent basis.

“Governmental Approval” means an authorization, consent, approval, permit or license issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Authority.

“Governmental Authority” means any foreign or domestic federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization of competent jurisdiction or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws including pollutants, contaminants, chemicals, dangerous substances, toxic or hazardous substances or materials, wastes, petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.

“Integrated Circuit” means an integrated unit comprising one or more active and/or passive circuit elements associated on one or more substrates, such unit forming, or contributing to the formation of, a circuit for performing electrical functions (including, if provided therewith, housing and/or supporting means). The definition of Integrated Circuit shall also include any and all firmware, microcode or drivers, if needed to cause such circuit to perform substantially all of its intended hardware functionality, whether or not such firmware, microcode or drivers are shipped with such integrated unit or installed at a later time.

“Intellectual Property” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction:

(a) copyrights and registrations and applications therefor (collectively, “Copyrights”) and mask work rights;

(b) know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, source code, drawings, specifications, data bases and other proprietary and confidential information, including customer lists, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights, mask work rights or Patents (collectively, “Trade Secrets”);

(c) patents and applications therefor, including continuation, divisional, continuation-in-part, or reissue patent applications and patents issuing thereon (collectively, “Patents”); and

(d) trademarks, service marks and registrations and applications therefor (collectively, “Trademarks”).

“Intellectual Property Agreement” means the Intellectual Property Agreement between Buyer and Seller, dated as of the Closing Date, to be executed by Buyer and Seller in substantially the form attached hereto as Exhibit 1.01D.

“Inventory” means all Finished Inventory and Unfinished Inventory.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” means, with respect to any Person, the actual knowledge of such Person. With respect to Buyer, actual knowledge shall be deemed to be solely the actual knowledge of the individuals identified on Schedule 1.01(b) and with respect to Seller, actual knowledge shall be deemed to be solely the actual knowledge of the individuals identified in Section A of Schedule 1.01(c), after obtaining from the individuals identified in Section B of Schedule 1.01(c) a certification as to their actual knowledge of each matter with respect to which the Seller makes any representation or warranty as to its Knowledge under any Acquisition Document.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means, with respect to any asset, any mortgage, title defect or objection, lien, pledge, charge, security interest, encumbrance or hypothecation in respect of such asset; provided, however, that any license of Intellectual Property shall not be considered a Lien on such Intellectual Property.

“Material Adverse Effect” means any event, change, circumstance, effect or state of facts that would reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Business or (ii) the ability of Seller to perform its obligations under this Agreement or the other Acquisition Documents to which it will be a party or to consummate the transactions contemplated hereby or thereby; provided, however, that (and in the case of items 1, 2, 4 and 5 below, to the extent that the events described therein do not disproportionately affect the Business relative to other industry or market participants), “Material Adverse Effect” shall not include the effect of any circumstance, change, development, event or state of facts arising out of or attributable to any of the following, either alone or in combination: (1) the markets in which the Business operates generally, (2) general economic or political conditions, (3) the knowledge of the general public, or the general awareness of participants in the markets in which the Business operates, of Seller’s intention to sell all or a portion of the Business, of the execution of this Agreement or of the consummation of the transactions contemplated hereby, (4) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof or (5) any changes in Applicable Law or accounting rules.

“Multiemployer Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA that is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Products” means those products listed on Schedule 1.01(d). The Parties acknowledge that none of the New Products has yet been made commercially available to the public.

“Patent Assignment” means the Patent Assignment Agreement, dated as of the Closing Date, to be executed by Seller and Buyer in substantially the form attached hereto as Exhibit 1.01E.

“Permissible Competitive Business” has the meaning set forth on Schedule 1.01(e).

“Permits” means all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority (a) necessary for the ownership, lease and/or operation of the Transferred Assets and the carrying on of the Business as currently conducted by Seller and its Subsidiaries and (b) not otherwise required or used by Seller or its Subsidiaries outside of the Business.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business which are either for sums not yet due and payable or are, singly or in the aggregate, immaterial in amount or are being contested in good faith and (c) other imperfections of title or other encumbrances, if any, which imperfections or encumbrances would not, singly or in the aggregate, have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.

“Post-Closing Product Obligations” means (a) all obligations arising in respect of product support or maintenance obligations related to Products or New Products sold or licensed on or after the Closing Date, and any Liabilities which may arise in connection with the performance of, or failure to perform, those obligations and (b) Liabilities relating to any product liability, warranty, refund or similar claims or returns, adjustments, allowances, repairs or returns made with respect to Products or New Products sold on or after the Closing Date.

“Post-Closing Tax Period” means any Tax period (or portion thereof) ending on or after the Closing Date.

“Pre-Closing Product Obligations” means (a) all obligations arising in respect of product support or maintenance obligations related to Products sold or licensed prior to the Closing Date, and any Liabilities which may arise in connection with the performance of, or failure to perform, those obligations and (b) Liabilities relating to any product liability, warranty, refund or similar claims or returns, adjustments, allowances, repairs or returns made with respect to Products sold prior to the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending before the Closing Date.

“Prepayments” means all prepaid items and deposits paid by Seller or any of its Subsidiaries in connection with the Business, and any claim, remedy or other right related to any of the foregoing.

“Processor” means any Integrated Circuit or combination of Integrated Circuits capable of processing digital data, such as a microprocessor or coprocessor (including, without limitation, a math coprocessor, graphics coprocessor, or digital signal processor).

“Products” means (1) within the overall, descriptive product family names set forth on Schedule 1.01(f)(i), only those items that are currently or are planned to be sold as final, production-released and generally commercially available products by Seller; and (2) within the overall, descriptive product family names set forth on Schedule 1.01(f)(ii), only those items that have been sold (but which may have been discontinued or discontinued) as final, production-released and generally commercially available products by Seller. Buyer and Seller acknowledge that both Schedules 1.01(f)(i) and (ii) also set forth many product-related items and/or materials that are not Products. Unless explicitly stated otherwise in the body of the Acquisition Documents, Seller makes no representations, warranties or covenants with respect to any such product-related items and/or materials, and the scope of the Business shall not be deemed to be expanded to include the development, marketing, sale, licensing or manufacturing of any such product-related items and/or materials that is not a Product. All such product-related items and/or materials are disclosed for informational purposes to assist both Parties with their obligations under the Transition Services Agreement.

“PTO” means the United States Patent and Trademark Office.

“Seller Bus” means a proprietary bus or other data path first introduced by Seller or any Seller Subsidiary: (a) that is capable of transmitting and/or receiving information within an Integrated Circuit or between two or more Integrated Circuits, together with the set of protocols defining the electrical, physical, timing and functional characteristics, sequences and control procedures of such bus or data path; (b) which neither Seller nor any Seller Subsidiary (during any time such Seller Subsidiary has met the requirements of being a Subsidiary) has granted a license or committed to grant a license through its participation in a government sponsored, industry sponsored, or contractually formed group or any similar organization that is dedicated to creating publicly available standards or specifications; and (c) which neither Seller nor any Seller Subsidiary (during any time such Seller Subsidiary has met the requirements of being a Subsidiary) has publicly disclosed without an obligation of confidentiality.

“Seller Chipset” means any single product consisting of an integrated circuit(s), that alone or together are capable of electrically interfacing directly (with or without buffering or pin re-assignment) with any portion of a Seller Bus or a Seller Processor, to form the connection between such microprocessor and any other device (or group of devices) including, without limitation, microprocessors, input/output devices, networks, and memory.

“Seller Processor” means a Processor, or proprietary extension of a Processor, first developed by, for or with substantial participation by Seller or any Seller Subsidiary, or the design of which has been purchased or otherwise acquired by Seller or any Seller Subsidiary, including without limitation the Intel® x86 architecture, Celeron®, Pentium®, Xeon™, Itanium®, MXP, IXP, 80860 and 80960 microprocessor families, and the 8087, 80287, and 80387 math coprocessor families.

“Seller Product” means any product manufactured, sold or distributed by or on behalf of Seller at any time.

“Subsidiary” means, with respect to any Person, (a) any corporation, limited liability company or other entity as to which more than fifty percent (50%) of the outstanding securities having ordinary voting rights or power (and excluding securities having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person’s direct or indirect Subsidiaries and (b) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise).

“Tax Returns” means all returns, declarations, reports, statements, information statement, forms or other documents filed or required to be filed with respect to any Tax.

“Taxes” means (a) all foreign, federal, state, local and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of transferee Liability, of being a member of an Affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Applicable Law and (c) any Liability for the payment of amounts described in clause (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person for Taxes; and the term “Tax” means any one of the foregoing Taxes.

“Transferred Copyrights” means the United States copyright rights and worldwide equivalents solely owned by Seller or its Subsidiaries and embodied exclusively within the Products or the New Products and used exclusively in the Business and not embodied or used in or with any other current product or service or planned product or service of Seller or its Subsidiaries.

“Transferred Employees” means those Business Employees who accept an offer of employment from Buyer and who begin their employment with Buyer within the time periods set forth in Section 5.16, or such other date as the Parties may reasonably agree pursuant to the Transition Services Agreement or otherwise.

“Transferred Intellectual Property” means, collectively, the Transferred Copyrights, Transferred Patents and Transferred Trade Secrets.

“Transferred Patents” means those Patents identified on Schedule 1.01(g).

“Transferred Trade Secrets” means any Trade Secrets solely owned by Seller or its Subsidiaries as of the Closing Date that are embodied in the Products or New Products and used exclusively in the Business and not embodied or used in or with any other current product or service or planned product or service of Seller or its Subsidiaries; provided, however, that such Transferred Trade Secrets shall not include any rights in Trade Secrets that are described within a Patent issuing after the Closing Date related to a patent application that was filed prior to the Closing Date.

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, to be executed by Seller and Buyer in substantially the form attached hereto as Exhibit 1.01F.

“Transition Services (Japan) Agreement” means the Transition Services Agreement dated as of the Closing Date or as soon as reasonably practicable thereafter (but in no event more than three (3) Business Days after Closing or as otherwise agreed by the Parties) in a form substantially similar to the Transition Services Agreement and reflecting terms substantially consistent with those set forth on Schedule 1.01(h).

“Unfinished Inventory” means all raw materials, work-in-progress, parts, supplies, returned materials, packaging materials and other unfinished goods inventories owned by Seller or its Subsidiaries and used or held for use exclusively in the Business.

“Warranty Services Agreement” means the Warranty Services Agreement, dated as of the Closing Date, to be executed by Seller and Buyer in substantially the form attached hereto as Exhibit 1.01G.

1.02 Index of Other Defined Terms. In addition to these terms defined above, the following terms shall have the respective meanings given thereto in the sections indicated below:

Buyer	Preamble	1
Buyer Approvals	Section 4.03	24
Buyer Disclosure Schedule	Article IV	23
Buyer Indemnitees	Section 7.02(a)	38
Cap	Section 7.02(d)	38
Closing	Section 2.07	16
Confidentiality Agreement	Section 5.02	26
Consideration	Section 2.06(a)	15
Controlling Party	Section 7.04(b)	40
Disclosure Schedule	Article III	16
Excluded Assets	Section 2.02	13
Excluded Liabilities	Section 2.04	15
Financial Statements	Section 3.13(a)	21
GST	Section 5.09(e)	29
include, including	Section 9.12	47
Indemnitee	Section 7.02(b)	38
Indemnitor	Section 7.02(b)	38
Legal Actions	Section 3.06	18
Losses	Section 7.02(e)	39
Notice of Claim	Section 7.03(b)	39
Party, Parties	Preamble	1
Possessing Party	Section 5.01(c)	26
Receiving Party	Section 5.01(c)	26
Retained Marks	Section 5.04	27
Sale	Section 5.22	36
Sales Tax	Section 5.09(e)	29
Schedule Additions or Modifications	Section 5.03	26
Seller	Preamble	1
Seller Approvals	Section 3.03	17
Seller Contractual Consents	Section 3.03	17
Seller Indemnitees	Section 7.02(b)	38
Target Closing Date	Section 2.06(b)	15, 16
Termination Date	Section 8.01(b)	41
Termination Fee	Section 8.02(b)	42
Third Party Action	Section 7.04(a)	39
Transferred Assets	Section 2.01	12
Transferred Equipment	Section 2.01(b)	12
VAT	Section 5.09(e)	29
WARN Act	Section 5.16(c)	33

ARTICLE II

TRANSFER OF ASSETS

2.01 Acquired Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to acquire from Seller and its Subsidiaries, and Seller agrees (or, to the extent indicated on Schedule 2.01 to be delivered by Buyer prior to the Closing Date, an Affiliate of Buyer) to sell, transfer, assign and deliver and to cause its Subsidiaries to sell, transfer, assign and deliver to Buyer (or, to the extent indicated on Schedule 2.01 to be delivered by Buyer prior to the Closing Date, an Affiliate of Buyer), free and clear of all Liens other than Permitted Liens, but subject, in the case of any Intellectual Property, to any licenses retained by or granted to Seller pursuant to the Intellectual Property Agreement, all of Seller’s or its Subsidiary’s right, title and interest in and to, as the case may be, the following assets, as the same shall exist on the Closing Date (collectively, the “Transferred Assets”):

(a) all collateral materials, brochures, manuals, promotional materials, sales materials, display materials and product information materials related exclusively to the Business and solely owned by Seller or its Subsidiaries;

(b) up to $170,000 of the Equipment, as selected by Buyer pursuant to Section 5.18, and which is described or listed and with the valuations set forth on Schedule 2.01(b) to be delivered by Buyer to Seller prior to the Closing Date according to the terms set forth in Section 5.18 (the “Transferred Equipment”);

(c) all Contracts that are listed on Schedule 2.01(c) (the “Assumed Contracts”);

(d) the Transferred Patents;

(e) the Transferred Trade Secrets;

(f) the Transferred Copyrights;

(g) the Permits, but only to the extent transferable or assignable without additional cost to Seller or its Subsidiaries (other than nominal administrative filing fees which shall be paid by Seller);

(h) Prepayments associated with the Assumed Contracts or other Assumed Liabilities;

(i) a list of current customers of the Business;

(j) Finished Inventory with an aggregate value of up to $6,580,000 pursuant to the terms of the Transition Services Agreement (provided that title to such Finished Inventory shall pass to Buyer at such time and subject to the conditions set forth in the Transition Services Agreement);

(k) all data to be extracted from Seller’s databases and delivered to Buyer in accordance with, and at such times provided for in, the Transition Services Agreement; and

(l) all goodwill related to the Business.

2.02 Excluded Assets. Buyer and Seller expressly understand and agree that all assets of Seller and its Subsidiaries, other than the Transferred Assets (the “Excluded Assets”), shall be excluded from the Transferred Assets, including:

(a) all assets, tangible or intangible, real or personal that are not specifically described or identified in Section 2.01 or described or listed on the Schedules thereto, including (i) all of Seller’s, and its Subsidiaries’, Intellectual Property other than the Transferred Intellectual Property, (ii) all other assets used by Seller or its Subsidiaries partially or wholly in businesses of Seller or its Subsidiaries other than solely in the Business, and (iii) all assets used in connection with Seller’s corporate functions (including the corporate charter, taxpayer and other identification numbers, seals, minute books and stock transfer books), whether or not used for the benefit of the Business;

(b) all Contracts that are not Assumed Contracts, including all purchase and sales orders under which Products remain to be delivered to customers of the Business as of the Closing Date;

(c) all Prepayments associated with Contracts that are not Assumed Contracts or other obligations not assumed by Buyer;

(d) all Accounts Receivable as of the Closing Date;

(e) all Cash and Cash Equivalents as of the Closing Date;

(f) all Unfinished Inventory as of the Closing Date (provided that all such Unfinished Inventory may be purchased by Buyer in accordance with the terms and conditions of the Transition Services Agreement);

(g) all Equipment which is not Transferred Equipment (provided that all such Equipment may be purchased by Buyer in accordance with the terms and conditions of Section 5.18);

(h) all Employee Plans;

(i) the minute books, stock ledgers, accounting records, Tax Returns and other books and records of Seller and its Subsidiaries that are not specifically identified in Section 2.01;

(j) all causes of action, claims, demands, rights and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate that relate to (i) any of the Excluded Assets or Excluded Liabilities, or (ii) events or breaches occurring on or prior to the Closing Date which relate to the Transferred Assets, including causes of action, claims and rights which Seller or its Subsidiaries may have under any insurance contracts or policies insuring the Transferred Assets;

(k) all rights to or claims for refunds of Taxes (including penalties) paid by Seller or its Subsidiaries, including those imposed on property, income or payrolls, to the extent such refunds are attributable to a Pre-Closing Tax Period or the portion of any Post-Closing Tax Period attributable to the period up to and including the Closing Date;

(l) all rights, properties, and assets which have been used in the Business and which shall have been transferred (including transfers by way of sale) or otherwise disposed of in the ordinary course of the Business consistent with past practice prior to the Closing and not in violation of the terms of this Agreement;

(m) all enterprise software, databases and networks of Seller or its Subsidiaries, including all sales management, engineering, materials, business planning, manufacturing, logistics, finance and accounting systems utilized by Seller or its Subsidiaries outside of the Business; and

(n) all of the assets specifically identified on Schedule 2.02(n).

2.03 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, effective at the time of Closing, Buyer agrees to assume, and agrees to pay, perform, fulfill and discharge, the following Liabilities of Seller or its Subsidiaries (collectively, (a)-(e) below, the “Assumed Liabilities”):

(a) all Liabilities under or arising out of the Assumed Contracts that are incurred or required to be performed from or after the Closing Date;

(b) all Liabilities that are expressly assumed under Section 5.09 of this Agreement;

(c) all Liabilities arising out of Buyer’s operations and ownership of the Transferred Assets from and after the Closing Date, including all accounts payable of the Business for services performed or goods delivered from and after the Closing Date;

(d) all Liabilities that are assumed by operation of Applicable Law with respect to those Transferred Employees whose primary place of employment is outside the United States; and

(e) all Post-Closing Product Obligations.

2.04 Excluded Liabilities. Except for those Liabilities expressly assumed by Buyer pursuant to Section 2.03 and Section 5.09, Buyer shall not assume and shall not be liable for, and Seller shall retain and remain, as between Seller and Buyer, solely liable for and obligated to discharge, all of the debts, expenses, contracts, agreements, commitments, obligations and other Liabilities of any nature with respect to the Business or the Transferred Assets arising or incurred on or prior to the Closing Date to the extent that Seller is so liable (the “Excluded Liabilities”), including the following:

(a) any Liability for breaches by Seller or its Subsidiaries prior to the Closing Date of any Contract, or any Liability arising or incurred under any Contract on or prior to the Closing Date;

(b) except as otherwise specifically provided in Section 5.09, any Liability for Taxes attributable to or imposed upon Seller or any of its Subsidiaries, or attributable to or imposed upon the Business or the Transferred Assets for any Pre Closing Tax Period or the portion of any Post-Closing Tax Period attributable to the period up to and including the Closing Date, other than Taxes incurred as a result of the Closing;

(c) all Accounts Payable for services performed or goods delivered on or prior to the Closing Date;

(d) subject to Section 2.03(d), any Liabilities under Employee Plans and Employee Agreements;

(e) any Liability for or in respect of any loan or other indebtedness for money borrowed of Seller or any of its Subsidiaries on or prior to the Closing Date;

(f) the Pre-Closing Product Obligations; and

(g) any Liability under, or in connection with, the Excluded Assets.

2.05 Assignment of Contracts and Rights.

(a) Anything in this Agreement or any other Acquisition Document to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a party thereto or the receipt of any Governmental Approvals, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Seller or their respective Subsidiaries thereunder.

(b) No other rights are granted hereunder, by implication, estoppel, statute or otherwise, except as expressly provided herein or in any other Acquisition Document.

2.06 Consideration; Delayed Closing Payments.

(a) The aggregate consideration payable by Buyer to Seller for the Transferred Assets shall consist of cash in the amount of Thirty One Million Seven Hundred Fifty Thousand Dollars ($31,750,000) (the “Consideration”);

(b) For each Business Day after September 17, 2007 (the “Target Closing Date”) that the Closing shall not have occurred, if the conditions to Closing set forth in Section 6.01 have been satisfied, Buyer shall be liable to pay Seller an amount equal to $100,000 (the “Per Diem Delay Amount”). The aggregate accrued Per Diem Delay Amount payable by Buyer shall be paid by wire transfer of immediately available funds every fourth Business Day following the Target Closing Date; provided, however, if the Closing occurs prior to or on each such fourth Business Day, then Buyer shall have no obligation to pay any such amounts accrued during such four Business Day (or shorter) period.

2.07 Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Article VI, the closing of the purchase and sale of the Transferred Assets hereunder (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1881 Page Mill Road, Palo Alto, CA 94304 on the Target Closing Date, or at such other place or in such manner as the Parties may agree. At the Closing:

(a) Seller and certain Subsidiaries of Seller shall deliver to Buyer the Bill of Sale. Simultaneously with the consummation of the transactions contemplated hereby, Seller, through its officers, agents and employees, will, or will cause its Subsidiaries to, put Buyer into possession of all tangible Transferred Assets at the facilities where they are located as of the Closing Date;

(b) Seller, certain Subsidiaries of Seller and Buyer shall execute and deliver the Assignment and Assumption Agreement;

(c) Seller and Buyer shall execute and deliver the Intellectual Property Agreement, the Transition Services Agreement and the Warranty Services Agreement;

(d) Buyer shall pay to Seller the Consideration by wire transfer of immediately available funds; and

(e) Seller and Buyer shall execute and deliver the Patent Assignment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated herein, Seller represents and warrants to Buyer, as of the date of this Agreement, that except as set forth in the Disclosure Schedule attached hereto as Exhibit 3 (the “Disclosure Schedule”), as such may be updated pursuant to Section 5.03:

3.01 Existence and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority required to carry on its business as now conducted and to own and operate the Business as now owned and operated by it. Seller is qualified to conduct business and is in good standing in each jurisdiction in which it conducts the Business other than such jurisdictions where the failure to be so qualified, whether singly or in the aggregate, would not have a Material Adverse Effect.

3.02 Authorization and Enforceability. The execution, delivery and performance by Seller of this Agreement and the other Acquisition Documents, and the consummation of the transactions contemplated hereby and thereby, are within Seller’s powers and have been duly authorized by all necessary corporate action on its part. The execution, delivery and performance by each Seller Subsidiary of the other Acquisition Documents to which they are a party, and the consummation of the transactions contemplated thereby are within the power of each such Subsidiary and, prior to the Closing, will have been duly authorized by all necessary corporate action on its part. This Agreement has been and, when executed at the Closing, the other Acquisition Documents will have been, duly and validly executed by Seller and each Subsidiary of Seller that is a party thereto and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to which it is a party by Buyer, will constitute the legal, valid and binding agreement of Seller and such Subsidiaries of Seller, enforceable against each of them in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

3.03 Governmental or Other Authorization. The execution, delivery and performance by Seller of this Agreement and the other Acquisition Documents to which it is a party and the execution, delivery and performance by Seller Subsidiaries of the other Acquisition Documents to which they are a party, and the consummation by them of the transactions contemplated hereby and thereby, require no Governmental Approval from any Governmental Authority (any such required consents, waivers and approvals, the “Seller Approvals”). Schedule 3.03 of the Disclosure Schedule lists each Assumed Contract with respect to which the consent of the other party or parties thereto must be obtained by Seller by virtue of the execution and delivery of this Agreement and the other Acquisition Documents, or the consummation of the transactions contemplated hereby and thereby to avoid the loss of any material benefit under, or any material modification to, any such Assumed Contract (such consents, the “Seller Contractual Consents”).

3.04 Non-Contravention. Except for matters that would not, singly or in the aggregate, have a Material Adverse Effect, the execution, delivery and performance of this Agreement and the other Acquisition Documents by Seller and the execution, delivery and performance by any Seller Subsidiary of the other Acquisition Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of Seller or any of such Subsidiaries, (b) assuming receipt of the Seller Approvals, contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Seller, such Subsidiaries or the Transferred Assets or (c) assuming receipt of the Seller Contractual Consents, (i) constitute a material default under, give rise to any right of termination, cancellation, modification, or acceleration of, or a loss of any material benefit under any material Assumed Contract, (ii) result in the creation or imposition of any Lien (other than Permitted Liens) on the Transferred Assets, or (iii) constitute a breach, default or violation of any commitment, judgment, injunction or decree.

3.05 Personal Property. Seller or its Subsidiaries have good and marketable title to all of the tangible personal property that is a Transferred Asset. None of such personal property is subject to any Lien other than (a) Permitted Liens and (b) any restriction contemplated by this Agreement or any of the other Acquisition Documents.

3.06 Litigation. There are no legal actions, lawsuits, charges or arbitrations (collectively, “Legal Actions”) pending or, to the Knowledge of Seller, threatened against Seller or its Subsidiaries (a) relating to any of the Transferred Assets that would, if determined adversely, have a Material Adverse Effect or (b) that seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any of the other Acquisition Documents. There are no existing orders, judgments or decrees of any Governmental Authority against Seller or its Subsidiaries relating to the Transferred Assets except for such orders, judgments or decrees that, singly or in the aggregate, would not have a Material Adverse Effect.

3.07 Contracts. Each material Assumed Contract is a valid and binding obligation of Seller or its Subsidiaries and, to the Knowledge of Seller, each other Person who is a party thereto, in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity, and except for breaches or defaults that in the aggregate would not have a Material Adverse Effect, neither Seller or its Subsidiaries nor, to the Knowledge of Seller, any other party thereto is in material breach, violation or default thereunder. Seller has made available to Buyer, or its counsel, true and correct copies of all Assumed Contracts, together with all amendments thereto.

3.08 Compliance with Applicable Laws. Seller and its Subsidiaries have complied with any Applicable Laws relating to the Transferred Assets and the operation of the Business, except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect.

3.09 Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Seller or its Subsidiaries, who will be entitled to any fee, commission or reimbursement of expenses from Seller or its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

3.10 Tax Matters. Since January 1, 2005 Seller and its Subsidiaries have filed on a timely basis all Tax Returns required to have been filed by them with respect to the Transferred Assets and have paid on a timely basis all Taxes shown thereon as due except where the failure to file or pay would not, singly or in the aggregate, cause the Buyer to incur any material Liability. Additionally, with respect to those Taxes described in the preceding sentence of this Section 3.10, neither Seller nor any of its Subsidiaries has received any notice from any Governmental Authority that it is or may be subject to additional Tax with respect to the Business or the Transferred Assets. There are no Liens for Taxes (other than for current Taxes not yet due and payable or for Taxes due and payable but contested in good faith by Seller or any of its Subsidiaries) upon any of the Transferred Assets. The representations and warranties contained in this Section 3.10 are the only representations and warranties being made with respect to compliance with or liability under Applicable Laws relating to the Tax matters contemplated by this Section 3.10.

3.11 Intellectual Property.

(a) Each of the Transferred Copyrights and the Transferred Patents is free and clear of any Liens other than Permitted Liens. To the Knowledge of Seller, Seller owns exclusively, or is licensed to use, all works of authorship and all associated Copyrights that are used or embodied in the Products or the New Products. Seller has good and marketable title to the Transferred Patents.

(b) To the Knowledge of Seller, since January 1, 2005 neither (x) the Products or the New Products nor (y) the use thereof by Seller in the Business prior to the Closing Date, did or does infringe any Copyrights or Trade Secrets of any third party. Seller, to its Knowledge, has not received any unresolved written claims from any Person claiming that the Products infringes or misappropriate the Copyrights, Trade Secrets or Patents of any Person. For clarity, a Product or a New Product shall not be deemed to infringe a Copyright, Trade Secret or Patent of a third party and Seller shall not be deemed to have received a claim from a third party for purposes of this provision based on: (a) alleged or actual infringement by an underlying component unless such component is material and unique to the Products available on the Closing Date from Seller or a third party; (b) alleged or actual infringement required for the advertised compliance with an industry standard or recognized specification available for licensing through an adopters group or other organization; or (c) reference in the designs, specifications or documentation of such Product or New Product to a product, specification or design of a third party.

(c) Seller has taken commercially reasonable steps to protect its rights in confidential information and Trade Secrets of Seller embodied in the Products and in the New Products, including taking commercially reasonable steps to have all of its current and former employees, consultants and contractors who are or have been associated with the Business execute and deliver to Seller a proprietary information and assignment agreement. To the Knowledge of Seller, Seller has not received written notice of any violation of or non-compliance with such agreements.

(d) Seller, to its Knowledge, is not party to any proceeding, agreement or stipulation and is not, to its Knowledge, subject to any outstanding decree, order, judgment that restricts in any material manner the use, transfer or licensing of the Transferred Patents or the Products or the New Products.

(e) All Transferred Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use) and are not subject to any unpaid maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. There are no proceedings or actions to which Seller has received formal notice pending before any court, tribunal (including the PTO or equivalent authority anywhere in the world) that involve the validity, scope or priority of any Transferred Patents that have issued as enforceable rights by the respective government examining authority as of the Closing Date.

(f) Seller has not transferred ownership of the Transferred Patents to any other Person.

(g) No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of the Transferred Intellectual Property, as a result of which any such educational institution, research center or third party would have any material claim of ownership of the Transferred Intellectual Property.

(h) The representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to compliance with or liability under Applicable Laws relating to the Intellectual Property matters contemplated by this Section 3.11.

3.12 Employee Matters.

(a) Employee Plans and Employee Agreements. Seller has made available to Buyer the Employee Plans and Employee Agreements in effect on the date hereof which are set forth in Schedule 3.12(a) of the Disclosure Schedule.

(b) Multiemployer Plans. At no time has Seller or any other Person or entity under common control with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986 and the regulations issued thereunder, contributed to or been obligated to contribute to any Multiemployer Plan or any plan maintained pursuant to a collective bargaining agreement, in either case with respect to Business Employees or former Business Employees.

(c) Labor. No work stoppage or labor strike against Seller or its Subsidiaries is pending or reasonably anticipated, or, to the Seller’s Knowledge, threatened with respect to the Business Employees. Seller has no Knowledge of any activities or proceedings of any labor union to organize any Business Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Seller, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Business Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect. Neither Seller nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Business Employees and no collective bargaining agreement is being negotiated by Seller or any of its Subsidiaries with respect to the Business Employees.

(d) Employee List. Schedule 3.12(d) of the Disclosure Schedule sets forth the name and job title of each Business Employee and the country (and state, for those in the United States) in which each such Business Employee is based and primarily performs his or her duties. Schedule 3.12(d) of the Disclosure Schedule shall be updated solely to reflect the change in employment status of any Business Employee and such other changes as may reasonably be agreed upon by Seller and Buyer.

(e) Nature of Representations and Warranties. The representations and warranties contained in this Section 3.12 are the only representations and warranties being made with respect to compliance with or liability under Applicable Laws relating to the employment matters contemplated by this Section 3.12.

3.13 Financial Information.

(a) Attached hereto as Schedule 3.13 of the Disclosure Schedule are copies of the unaudited pro forma Statements of Assets to be Acquired and Liabilities to be Assumed and Statements of Net Revenues and Direct Expenses as of June 30, 2007 (Unaudited), December 30, 2006, December 31, 2005, for Each of the Three Years ended in the Period Ended December 30, 2006 and for the Six Months Ended June 30, 2007 and July 1, 2006 for the Business (collectively, the “Financial Statements”). The Financial Statements have been prepared internally by Seller and have not been audited by any independent certified public accountants or auditors.

(b) The Financial Statements have been derived from the books and records of Seller and the items included therein have been accounted for in conformity with accounting principles generally accepted in the United States (except for the omission of notes thereto and normal year-end audit adjustments) consistent with the methods used for the purpose of preparing the accounting for such items in connection with Seller’s financial statements for prior periods and present fairly the financial condition and results of operations of the Business as of the date indicated or for the period indicated; provided, however, that the Financial Statements do not reflect the assets, liabilities, revenues and expenses that would have resulted if the Business had operated as an unaffiliated independent company; provided further, that the Financial Statements include estimations for allocation of various costs and expenses on a commercially reasonable basis.

(c) There are no Liabilities of Seller or any of its Subsidiaries exclusively relating to the Business other than such Liabilities (i) reflected or reserved against in the Financial Statements, (ii) incurred since June 30, 2007 in the ordinary course of business consistent with past practice, (iii) for Taxes imposed on income, or (iv) that would not, singly or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(d) The books of account and other financial records of Seller, insofar as they relate to or affect the Business and the Transferred Assets, are complete and correct, represent actual, bona fide transactions and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Securities Exchange Act of 1934, including the maintenance of an adequate system of internal controls, except that, insofar as such requirements relate to the preparation of financial statements, such books of account and other financial records are sufficient solely to prepare the Financial Statements in accordance with the provisions of Section 1.13(b) above.

3.14 Absence of Certain Changes. Between June 30, 2007 and the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practice, and there has not been:

(a) any creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any of the Transferred Assets, other than Permitted Liens;

(b) any waiver or amendment of any material Assumed Contract or any relinquishment of any material rights thereunder by Seller or any of its Subsidiaries, or to the Knowledge of Seller any other party thereto, other than, in each such case, actions taken in the ordinary course of business consistent with past practice that are not material with respect to any such material Assumed Contract;

(c) any material change by Seller or any of its Subsidiaries in its accounting principles, methods or practices or in the manner it keeps its accounting books and records relating to the Business, except any such change required by a change in GAAP;

(d) any material damage, destruction or other casualty loss with respect to any material Transferred Asset;

(e) any increase in the salaries, bonuses or other benefits payable to any Business Employees, other than (i) as required by Applicable Law, (ii) pursuant to any plans, programs or agreements existing on or since June 30, 2007, or (iii) other ordinary increases not inconsistent with the past practices of Seller or its Subsidiaries;

(f) any transfer or grant of any material rights or licenses under, or any settlement regarding the breach or infringement of, any Transferred Intellectual Property, other than in the ordinary course of business consistent with past practice; or

(g) any agreement for Seller or any of its Subsidiaries to take any of the actions specified in paragraphs (a) through (f) above.

Buyer acknowledges that there may have been disruptions to the operation of the Business as a result of any announcement by Seller of its intention to sell the Business prior to the date of this Agreement, and Buyer agrees that any such disruptions do not and shall not constitute a breach of this Section 3.14.

3.15 Product Warranties. Schedule 3.15 sets forth copies of Seller’s and/or its Subsidiaries’ standard product warranties currently in effect with respect to each of the Products. To the Knowledge of Seller, no material claims with respect to product warranties exist.

3.16 Customers. Schedule 3.16 of the Disclosure Schedule lists the names of the ten largest customers to whom the Business has sold products during the year ended December 31, 2006 measured by Dollar volume of sales and purchases, respectively. Neither Seller nor any of its Subsidiaries has received any written or oral indication from any customer whose name appears on such Schedule that such customer will not continue as a customer of the Business after the Closing.

3.17 Condition of Equipment. All Equipment has been maintained in accordance with industry practice and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for Equipment of comparable age.

3.18 Inventory. All Finished Inventory is saleable in the ordinary course of business in all material respects, except for obsolete materials and materials of below standard quality which have been written down in the Financial Statements. All Inventory was purchased, acquired or produced in the ordinary course of business and in a manner consistent with the Business’ regular inventory practices.

3.19 Permits. Schedule 3.19 of the Disclosure Schedule lists all material Permits, and all such Permits are, to the Knowledge of Seller, in full force and effect. Seller and its Subsidiaries have conducted the Business in material compliance with all material terms and conditions of the Permits.

3.20 Guarantees. None of the Liabilities of the Business is guaranteed by or subject to a similar contingent obligation of any other Person and there are no outstanding letters of credit, surety bonds or similar instruments of Seller or any of its Subsidiaries in connection with the operation of the Business.

3.21 Disclaimer of Warranties. EXCEPT WITH RESPECT TO THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS ARTICLE III (WHICH MAY BE RELIED UPON BY BUYER), ALL OF THE TRANSFERRED ASSETS ARE BEING SOLD “AS IS, WHERE IS,” AND SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, SUITABILITY, NONINFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE TRANSFERRED ASSETS OR ANY PART OR ITEM THEREOF, OR AS TO THE CONDITION, DESIGN, OBSOLESCENCE, WORKING ORDER OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OTHERWISE, AND BUYER HAS RELIED ON ITS OWN EXAMINATION THEREOF IN ELECTING TO ACQUIRE THE TRANSFERRED ASSETS ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, Buyer hereby represents and warrants to Seller that except as set forth in the Disclosure Schedule attached hereto as Exhibit 4 (the “Buyer Disclosure Schedule”):

4.01 Existence and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Oregon and has all corporate power and authority required to carry on its business as now conducted and to own and operate its businesses as now owned and operated by it. Buyer is not required to be qualified to conduct business in any jurisdiction other than such jurisdictions where the failure to be so qualified, whether singly or in the aggregate, would not have a Buyer Material Adverse Effect.

4.02 Authorization and Enforceability. The execution, delivery and performance by Buyer of this Agreement and the other Acquisition Documents, and the consummation of the transactions contemplated hereby and thereby are within Buyer’s powers and have been duly authorized by all necessary corporate action on its part. The execution, delivery and performance by each Buyer Subsidiary of the other Acquisition Documents to which they are a party, if any, and the consummation of the transactions contemplated thereby are within the power of each such Subsidiary and, prior to the Closing, will have been duly authorized by all necessary corporate action on its part. This Agreement has been and, when executed at the Closing, the other Acquisition Documents to which it is a party will have been, duly and validly executed by Buyer and by each Subsidiary of Buyer that is a party thereto, if, any, and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents by Seller and of the other Acquisition Documents to which they are a party by Seller’s Subsidiaries, will constitute the legal, valid and binding agreements of Buyer and such subsidiaries of Buyer, enforceable against each of them in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

4.03 Governmental Authorization. Except for matters that would not singly or in the aggregate have a Buyer Material Adverse Effect, the execution, delivery and performance by Buyer of this Agreement and the other Acquisition Documents to which it is a party, and the execution, delivery and performance by Seller Subsidiaries of the other Acquisition Documents to which they are a party, if any, and the consummation by it of the transactions contemplated hereby and thereby, require no Governmental Approval from any Governmental Authority (any such required consents and approvals, the “Buyer Approvals”).

4.04 Non-Contravention. Except for matters that would not, singly or in the aggregate, have a Buyer Material Adverse Effect, the execution, delivery and performance of this Agreement and the other Acquisition Documents by Buyer and the execution, delivery and performance by any Buyer Subsidiary of the other Acquisition Documents to which it is a party, where applicable, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the Certificate of Incorporation or bylaws (or similar organizational documents) of Buyer or any such Subsidiaries, (b) assuming receipt of Buyer Approvals that, contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Buyer or such Subsidiaries, or (c) contravene or constitute a default under any material agreement to which Buyer or such Subsidiaries are a party.

4.05 Litigation. There are no Legal Actions pending or, to Buyer’s Knowledge, threatened: (a) against Buyer or its Subsidiaries, or their respective activities, properties or assets that could reasonably be expected to have a Buyer Material Adverse Effect, or (b) that seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any of the other Acquisition Documents.

4.06 Compliance with Applicable Law. To Buyer’s Knowledge, Buyer and its Subsidiaries have complied in all material respects with any Applicable Laws relating to its business and properties, except where the failure to comply would not, singly or in the aggregate, have a Buyer Material Adverse Effect.

4.07 Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Buyer or its Subsidiaries, who might be entitled to any fee, commission or reimbursement of expenses from Buyer or its Affiliates, upon consummation of the transactions contemplated by this Agreement.

4.08 Reliance. In executing this Agreement, Buyer is relying on the provisions set forth herein and not on any other statements, presentations, representations, warranties or assurances of any kind made by Seller, its representatives or any other Person. Buyer acknowledges that the representations and warranties of Seller contained in Article III constitute the sole and exclusive representations and warranties of Seller to Buyer in connection with this Agreement and the transactions contemplated hereby and that all other representations and warranties are specifically disclaimed and may not be relied upon or serve as a basis for a claim against Seller. BUYER ACKNOWLEDGES THAT SELLER DISCLAIMS ALL WARRANTIES OTHER THAN THOSE EXPRESSLY CONTAINED IN ARTICLE III OF THIS AGREEMENT AS TO THE TRANSFERRED ASSETS AND THE BUSINESS, WHETHER EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR WARRANTY FOR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT AS SET FORTH HEREIN, BUYER IS ACQUIRING THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS.

4.09 Financing. Buyer has, and Buyer shall have at all times from the date of this Agreement through the Closing, sufficient cash to enable Buyer to deliver to Seller the Consideration and any other amounts due under this Agreement or the other Acquisition Documents in accordance with the terms hereof and thereof, and to enable Buyer to otherwise consummate the transactions contemplated hereby and thereby.

ARTICLE V

COVENANTS

5.01 Access to Information; Cooperation.

(a) Between the date hereof and the Closing, Seller shall provide to Buyer and its representatives, during normal business hours and upon reasonable prior notice from Buyer, under the supervision of Seller’s personnel and at Buyer’s expense, reasonable access to the books and records of Seller and/or its Subsidiaries including, without limitation, all manufacturing and quality control records, service and warranty records, sales records and order records, in any case that relate exclusively to the Transferred Assets and/or the Business in order to conduct a review of the Transferred Assets and the Business; provided, however, that in no event shall Seller or its Subsidiaries be under any duty to furnish information in contravention of Applicable Law or in violation of any Contract by which Seller or its Subsidiaries are bound as determined in good faith by Seller in its sole discretion; and provided, further, that neither Seller nor its Subsidiaries will make personnel records (including social security numbers) available for inspection or copying. Further, Buyer shall use reasonable efforts to avoid undue disruption of the Business.

(b) Buyer shall maintain for six years after the Closing Date all of the books and records pertaining to the Business, the Transferred Assets and the Assumed Liabilities, as in existence before the Closing, which are in its possession. After the Closing, Buyer shall provide Seller and its representatives, during normal business hours and upon reasonable notice from Seller, under the supervision of Buyer’s personnel and at Seller’s expense, with reasonable access to such books and records and with the ability to make and retain copies of such books and records. If, at any time after the sixth anniversary of the Closing Date Buyer proposes to dispose of any of such books and records, Buyer shall first offer to deliver the same to Seller at the expense of Seller.

(c) Following the Closing, each Party (the “Possessing Party”) will afford the other Party (the “Receiving Party”), its counsel and its accountants, during normal business hours, reasonable access to information exclusively relating to the Business and the Transferred Assets in the Possessing Party’s possession and, to the extent reasonably requested, will provide copies and extracts therefrom, all to the extent that such access may be reasonably required by the Receiving Party in connection with compliance with the requirements of any Governmental Authority. Following the Closing, each Party shall provide such assistance and cooperation as the other Party or its counsel may reasonably request in connection with any claims or Legal Actions relating to the Business or the Transferred Assets, provided that such duty to assist and cooperate shall be at the cost of the Party making such request.

5.02 Confidentiality. Each of the Parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement and the other Acquisition Documents pursuant to the terms of the Confidentiality and Nondisclosure Agreement #6012348 dated November 30, 2004 entered into between Seller and Buyer, as amended by an addendum thereto effective May 11, 2007 (the “Confidentiality Agreement”).

5.03 Additions to and Modification of Schedules. If on any date on or prior to the Closing Date, any of the information in any Schedule is not true, accurate and complete in all material respects on and as of such date, Seller shall be entitled to amend the schedules to make additions to or modifications of such Schedules necessary to make the information set forth therein true, accurate and complete in all material respects, and such Schedules shall thereupon be deemed amended to reflect such additions and modifications for all purposes (such additions or modifications, the “Schedule Additions or Modifications”); provided, however that no such Schedule Additions or Modifications shall be deemed to modify Seller’s representations and warranties for purposes of Article VI or Article VII of this Agreement.

5.04 Use of Marks. Notwithstanding any other provision of this Agreement, no interest in or right to use the name “Intel” or any derivation thereof, or any other trademarks, service marks or tradenames of Seller (the “Retained Marks”) is being transferred or otherwise licensed to Buyer pursuant to the transactions contemplated by this Agreement. Buyer agrees not to use any materials bearing Retained Marks or sell, transfer or ship any products bearing Retained Marks (a) unless requested to do so by Seller, whether pursuant to the terms of the Transition Services Agreement or otherwise, (b) except to the extent displayed on the hardcopy (non-electronic) form of such materials delivered to Buyer at the Closing or (c) except as required under Assumed Contracts with customers until, in the case of (a)-(c) above, the earlier of (i) such time as

Buyer shall have qualified the use of its logo, trademark or tradenames with each such customer and (ii) as otherwise set forth in the Transition Services Agreement, or (d) except to the extent displayed on Finished Inventory transferred to Buyer pursuant to the terms of this Agreement during the 6 months following the Closing Date. The foregoing rights are subject to Seller’s standard Trademark usage guidelines, a copy of which has been provided to Buyer, and are subject to the terms and conditions of the Transition Services Agreement, and Seller reserves the right to practice quality control with regard to its marks. Upon the termination of the foregoing license, all materials bearing any Retained Mark shall be promptly destroyed. Prior to any distribution of any materials bearing Retained Marks, Buyer shall use its commercially reasonable efforts to redact or modify such materials in order to minimize or eliminate the use of the Retained Marks as soon as reasonably practicable.

5.05 Further Assurances; Consents.

(a) Subject to the terms and conditions of this Agreement, the Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other Parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, no Party shall have any obligation to expend any funds or to incur any other obligation in connection with the consummation of the transactions contemplated hereby (including, by way of illustration only, any payment in connection with obtaining the Seller Contractual Consents, Seller Approvals or Buyer Approvals) other than normal out-of-pocket expenses (such as fees of counsel, accountants and auditors) reasonably necessary to consummate such transactions.

(b) Seller shall use, and shall cause each relevant Subsidiary to use, its commercially reasonable efforts, and Buyer shall reasonably cooperate with Seller, to obtain prior to the Closing any Seller Contractual Consent and, in connection therewith, obtain the release of Seller and/or its Subsidiaries from the Assumed Liabilities under the Assumed Contracts; provided, however, that commercially reasonable efforts by Seller and its Subsidiaries shall not include (a) the payment of any amounts or provision of any other consideration by Seller or (b) the amendment of any provision of, or waiver of any rights under any Assumed Contract.

5.06 Filings with Government. Buyer and Seller, and their relevant Subsidiaries, shall cooperate with one another in taking any reasonable actions by or in respect of, or making any filings with, or obtaining any consents, approvals, authorizations from, Governmental Authorities as are necessary for the consummation of the transactions contemplated by this Agreement.

5.07 Public Announcements. Neither Buyer nor Seller shall issue any press release or otherwise make any public statements regarding this Agreement or any of the other Acquisition Documents, or the transactions contemplated hereby or thereby, without the prior written consent of Buyer (in the case of Seller) or Seller (in the case of Buyer), except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market; provided, however, that (i) Seller shall be permitted to respond to direct inquiries about the transaction and announce the transaction (including the identity of Buyer) immediately after the execution of this Agreement to Business Employees and (ii) Seller and Buyer shall jointly draft and disclose generally to the public a mutually agreed-to press release to be issued no earlier than September 10, 2007. If any Party determines, with the advice of counsel, that it is required by Applicable Law or the Nasdaq National Market to make this Agreement, the other Acquisition Documents or any terms hereof or thereof public, it shall, a reasonable time before making any public disclosure, consult with the other Party regarding such disclosure and seek confidential treatment for such terms or portions of this Agreement or other Acquisition Documents as may be requested by the other Party.

5.08 Customer Contacts. Notwithstanding any provision of this Agreement to the contrary, prior to the Closing, without the presence of a representative of Seller, Buyer and its representatives shall not: (a) contact any of Seller’s customers for the purpose of discussing the Business, the Transferred Assets or the transactions contemplated by this Agreement; or (b) discuss the Business, the Transferred Assets or the transactions contemplated by this Agreement in any way whatsoever in the event of any contact with such customers not in violation of (a), unless Seller shall have delivered its prior written consent (which may be granted or withheld in Seller’s sole discretion).

5.09 Allocation of Prepayments; Tax Matters.

(a) Allocation of Prepayments. All Prepayments transferred to Buyer, if any, shall be apportioned between Buyer and Seller as of the Closing Date and Buyer shall reimburse Seller for that portion of the Prepayments allocable to the period following the Closing Date. Such amount shall be paid by Buyer to Seller within twenty (20) Business Days after delivery of a statement therefor by Seller, unless there is a dispute between the Parties, in which case such disputed amounts shall be paid promptly upon resolution of such dispute.

(b) Allocation of Property Taxes. All personal property taxes and similar ad valorem obligations levied with respect to the Transferred Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period prior to and including the Closing Date and the number of days of such taxable period after the Closing Date. Seller shall be liable for the proportionate amount of such Taxes that is attributable to that portion of such taxable period up to and including the Closing Date, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the portion of such taxable period following the Closing Date. Within a reasonable period after the Closing, Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.09(b), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within twenty (20) Business Days after delivery of such statement, unless there is a dispute between the Parties, in which case such disputed amounts shall be paid promptly upon resolution of such dispute. Thereafter, Seller shall notify Buyer upon receipt of any bill for personal property taxes relating to the Transferred Assets, part or all of which are attributable to the portion of any Post-Closing Tax

Period following the Closing Date, and shall promptly deliver such bill to Buyer who shall pay the same to the appropriate taxing authority, provided that if such bill covers a Pre-Closing Tax Period or the portion of any Post-Closing Tax Period up to and including the Closing Date, Seller shall also remit prior to the due date of assessment to Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period or the portion of any Post-Closing Tax Period up to and including the Closing Date. In the event that either Seller or Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 5.09(b), the other Party shall make such reimbursement promptly, but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(c) Cooperation. As to the Taxes that are subject to Section 5.09(b) from and after the Closing Date, the Parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets and the Business as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim or Legal Action relating to any Tax Return. The Parties hereto shall cooperate with each other in the conduct of any audit or other Legal Action related to Taxes involving the Business.

(d) Responsibility for Payment of Taxes. Taxes attributable to the Transferred Assets or the Business other than those treated specifically in Sections 5.09(b) and (e), shall be borne by the Party incurring such Taxes (other than solely by reason of successor liability or similar provisions of law) under Applicable Law, and each Party shall indemnify, defend and hold the other Party harmless from and against all Taxes for which such Party is liable pursuant to this Section 5.09(d). Buyer shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns for all taxable periods beginning on or after the Closing Date, shall pay all taxes shown to be due on such Tax Returns, and shall indemnify and hold Seller harmless against, from and respect of all Taxes (i) for any taxable year or period commencing on or after the Closing Date, and (ii) for any taxable period beginning before and ending after the Closing Date, other than Taxes attributable to the Pre-Closing Period.

(e) Sales and Use Taxes. The sales, use and any other similar Taxes other than Value Added Tax (“VAT”) and Goods and Services Tax (“GST”) arising out of the transfer of the Transferred Assets (the “Sales Tax”) shall be determined as of the Closing Date based on Seller’s allocation described in Schedule 5.10, one-half of which shall be paid by Seller or its Affiliates on the one hand and one-half of which shall be paid by Buyer or its Affiliates on the other hand. All VAT and GST shall be for the account of Buyer and shall be paid by Buyer when due. To the extent permitted by Applicable Law, Buyer and Seller shall cooperate fully in minimizing the Sales Tax. To the extent a taxing authority provides notice to Seller of an audit of the Sales Tax, Seller shall immediately notify Buyer and Buyer shall assume responsibility for such audit and each of Seller and Buyer shall pay when due its share as determined under this Agreement of any additional Sales Tax ultimately assessed with respect to the transactions contemplated by this Agreement. Buyer shall have authority to control, settle or defend any proposed adjustment to the Sales Tax subject to Seller’s approval, and Seller shall cooperate fully with Buyer, in its defense or settlement of any proposed adjustment to the Sales Tax; provided that Buyer shall promptly reimburse Seller for any out-of-pocket expenses Seller incurs in connection with such cooperation.

(f) Taxes Imposed on Consideration. In the event that Buyer is prohibited by Applicable Law from making such payments unless such deductions are made or withheld therefrom, Seller shall notify Buyer of such required deductions or withholdings no later than five (5) Business Days prior to the Closing Date, then Buyer shall pay such additional amounts at the Closing, and Buyer shall promptly furnish Seller with a copy of an official Tax receipt or other appropriate evidence of any Taxes imposed on payments made under this Agreement, including Taxes on any additional amounts paid. In the event that such Taxes or duties are later assessed by any Governmental Authority, then Seller shall be promptly reimbursed by Buyer for any interest and penalties suffered by Seller.

5.10 Allocation of Consideration. The Consideration shall be allocated in accordance with Schedule 5.10 (as such allocation of Consideration Schedule shall be determined as soon as reasonably practicable after Closing, but in no event more than three (3) Business Days after Closing). Each of the Parties hereto agrees to report the transactions contemplated hereby for state, federal and foreign Tax purposes in accordance with such allocation of the Consideration. Seller shall prepare Schedule 5.10 in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and shall furnish such Schedule 5.10 to Buyer no later than 15 Business Days after the Closing Date. Upon receipt of Schedule 5.10 from the Seller, the Buyer shall have 15 Business Days to object to such Schedule 5.10 and, if no such objection is raised, Schedule 5.10 as prepared by Seller shall be treated as final and agreed to by the parties. In the event Buyer objects to such Schedule 5.10, then Seller and the Buyer shall meet to discuss in good faith the allocations set forth in such Schedule 5.10 and any disagreements with respect to such allocations. If the Buyer and the Seller agree to such allocation, (a) the values assigned to the assets by the parties’ mutual agreement shall be conclusive and final on the Buyer and the Seller for all purposes, and (b) neither the Buyer nor the Seller will take any position before any Governmental Authority or in any proceeding that is in any way inconsistent with such allocation. Notwithstanding the foregoing, if the Buyer and the Seller cannot agree to an allocation, the Buyer and the Seller shall file, and shall cause their respective Affiliates to file, all Tax Returns and schedules thereto (including, for example, amended returns, claims for refund, and those returns and forms required under Section 1060 of the Code and any Treasury regulations promulgated thereunder) consistent with their respective good faith allocations, unless otherwise required because of a change in any Applicable Law.

5.11 Accounts Receivable. Following the Closing, Buyer shall forward to Seller, immediately upon receipt thereof, any payments of accounts receivable of Seller; and Seller shall forward to Buyer, immediately upon receipt thereof, any payments of accounts receivable of Buyer. Promptly following the Closing, the Parties shall cooperate in advising customers to direct to the appropriate Party any future payments by such customers. In determining whether a payment received by either Party is a payment of an account receivable of Seller or Buyer, the receiving Party may rely on any invoice or contract number referred to on the payment or in correspondence accompanying such payment. To the extent any payment received by Seller or Buyer does not specify which outstanding receivable it is in payment of, the Party in receipt of such payment shall use commercially reasonable efforts to match such payment to the correct invoice and apply such payment to the matching invoice. Following the Closing, Buyer will provide such cooperation as Seller shall reasonably request in connection with Seller’s collection of outstanding accounts receivable of Seller. Notwithstanding the foregoing, certain financial services will be performed by Seller and paid for by Buyer in accordance with the terms and conditions of the Transition Services Agreement.

5.12 Accounts Payable. To the extent that Buyer receives any invoices for accounts payable or statements evidencing amounts owed by Seller to another party, Buyer will promptly deliver such documents to Seller. To the extent that Seller receives any invoices for accounts payable or statements evidencing amounts owed by Buyer to another party, Seller will promptly deliver such documents to Buyer. Notwithstanding the foregoing, certain financial services will be performed by Seller and paid for by Buyer in accordance with the terms and conditions of the Transition Services Agreement.

5.13 Refunds and Remittances. After the Closing: (i) if Seller or any of its Subsidiaries receive any refund or other amount that is a Transferred Asset or is otherwise properly due and owing to Buyer in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Buyer and (ii) if Buyer or any of its Subsidiaries receive any refund or other amount that is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Subsidiaries in accordance with the terms of this Agreement, Buyer promptly shall remit, or shall cause to be remitted, such amount to Seller.

5.14 Bulk Sales Laws. The Parties agree to waive compliance with any provisions of any bulk sales laws in any jurisdiction.

5.15 Operation of the Business Prior to Closing. Between the date of this Agreement and the Closing Date, except as contemplated by this Agreement or any of the other Acquisition Documents or unless Buyer shall otherwise agree in writing (which consent shall not be unreasonably withheld or delayed), Seller shall:

(a) use its commercially reasonable efforts to operate the Business in the ordinary course of business consistent with past practice;

(b) not sell, transfer, encumber or otherwise dispose of any Transferred Assets or any interest therein, other than immaterial dispositions and Inventory sold or disposed of in the ordinary course of business consistent with past practice;

(c) not cause the Business to enter into any contract, agreement or arrangement that would be a material Contract if entered into prior to the date hereof, other than any such contracts, agreements or arrangements entered into in the ordinary course of business (including contracts, agreements or arrangements with customers, vendors or clients);

(d) not amend or terminate any Assumed Contract;

(e) not fail to timely pay or discharge any Liability where such failure would cause a material impairment of value to, or damage to, the Transferred Assets;

(f) not grant or announce any increase in the salaries, bonuses or other benefits payable to any Business Employees, other than (i) as required by Applicable Law, (ii) pursuant to any Employee Plan, (iii) pursuant to the implementation of a new company-wide plan or program of Seller or (iv) other ordinary increases not inconsistent with the past practices of Seller;

(g) not make any change in any method of accounting or accounting practice or policy that affects the Business, except as required by GAAP or any change in the accounting practices of Seller generally; and

(h) use its commercially reasonable efforts to maintain good relationships (but in any event not to be construed as requiring a more favorable relationship than that which existed as of the date of this Agreement) with the customers of the Business set forth on Schedule 3.16 of the Disclosure Schedule.

5.16 Employees.

(a) Subject to Applicable Law, within three weeks of the Closing Date Buyer shall make offers of employment to not less than 25 Business Employees to whom Buyer chooses to offer employment and such offers of employment shall be effective as of the date where Seller and Buyer mutually agree the Business Employee should transfer employment pursuant to the work performed or to be performed under the Transition Services Agreement. In addition, Buyer may, in its sole discretion, and with prior notice to Seller, elect to make offers to each other Business Employee up to and including the six-month anniversary of the Closing Date. The offers of employment for each such Business Employee will (i) be subject to and in compliance with Buyer’s standard human resources policies and procedures including the requirement that all employees of Buyer execute Buyer’s standard form of confidentiality and invention assignment agreement, and (ii) supersede any prior agreements regarding the terms and conditions of employment with such Business Employee as in effect prior to the Closing Date, provided that in no event shall any prior agreement with respect to confidential information or Intellectual Property be superseded, except that all Transferred Employees shall be permitted to disclose to Buyer all information in their possession or otherwise known by them which is directly related to the Business and not related to Patents or confidential information of Seller or its Subsidiaries not otherwise transferred or licensed under this Agreement or the Intellectual Property Agreement.

(b) Buyer shall cause Transferred Employees to be credited with their years of service with Seller (or any predecessor entity) for purposes of eligibility and vesting under any employee benefit or fringe benefit plan, program or arrangement maintained or contributed to by Buyer (including pension or retirement benefits, profit sharing, 401(k), or other benefits but excluding calculation of benefits under any defined benefit formula), and for purposes of determining the amount of benefits under any sick leave, vacation or severance plan, program or arrangement (excluding calculation of benefits under any defined benefit formula) on a going-forward basis. For purposes of coverage under any group health plan after the Closing Date, Buyer shall waive any waiting period and preexisting condition limitations applicable to Transferred

Employees under such group health plan to the extent that a Transferred Employee’s condition would not have operated as a preexisting condition limitation under any applicable group health plan of Seller prior to the Closing, and Buyer will take all commercially reasonable actions to ensure that Transferred Employees are given full credit for all pre-Closing co-payments and payments of deductibles made by them under any group health plan for the plan year of Buyer that includes the Closing Date. Buyer shall be responsible for all liabilities, salaries, benefits and similar employer obligations that arise after Closing under Buyer’s compensation and benefit plans and policies for all Transferred Employees or pursuant to Section 2.03(d). In particular, Buyer shall be responsible for liabilities with respect to the termination of any Transferred Employees by Buyer after the Closing, including health care continuation coverage with respect to plans established or maintained by Buyer after the Closing to the extent that the Transferred Employees participate therein, and damages or settlements arising out of any claims of wrongful or illegal termination by Buyer following the Closing, and for complying with the requirements of all Applicable Laws with respect to any such termination by Buyer after the Closing. Seller or its Subsidiaries shall be solely responsible for (i) any liabilities or obligations with respect to the Business Employees including the Transferred Employees, that arise prior to the Closing, (ii) any liabilities or obligations with respect to any Business Employees who do not become Transferred Employees, and (iii) subject to Section 2.03(d), any liabilities or obligations with respect to Transferred Employees under the Employee Plans or the Employee Agreements that arise following the Closing.

(c) Buyer agrees to provide any required notice under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”) and any similar state or non-United States statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees which may result from the actions of Buyer after the Closing Date. Seller agrees to provide any required notice under the WARN Act and any similar state or non-United States statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees which may result from the actions of Seller on or prior to the Closing Date.

(d) Seller will cooperate with Buyer to facilitate the logistics of Buyer’s communication with Business Employees for the purposes of communicating post-Closing employment offers and for discussing Business Employees’ employment after the Closing with Buyer, including by making Business Employees available from time to time to meet with Buyer’s representatives, subject to reasonable limits to minimize disruption to the Business and to the right of Seller to advance notice and an opportunity to attend and participate in all such meetings.

5.17 Intercompany Arrangements. All intercompany and intracompany accounts or contracts between the Business, on the one hand, and Seller and its Subsidiaries, on the other hand, shall be cancelled without any consideration or further liability to any party and without the need for any further documentation, immediately prior to the Closing.

5.18 Equipment. After the date hereof, Seller shall review the list of Equipment set forth on Schedule 1.01(a) and as soon as practicable and in any event not later than immediately prior to the Closing shall deliver to Seller Schedule 2.01(b) indicating which of the Equipment Buyer desires that Seller shall convey to Buyer at the Closing as Transferred Equipment; provided, however, that such Equipment conveyed at Closing be owned by Seller’s Subsidiary organized in the United States. The Transferred Equipment shall not exceed $170,000 in aggregate value, as determined by the valuations set forth on Schedule 1.01(a). From and after the Closing Date until the six-month anniversary of Closing, Seller shall use commercially reasonable efforts to preserve and maintain all the Equipment that is not Transferred Equipment and, during such six-month period, Buyer shall have the right to notify Seller of its intent to purchase any such Equipment at the value set forth on Schedule 1.01(a) or the equipment and at the valuations set forth on Schedule 2.02(n) and the Parties shall within a reasonable time period after the delivery of such notice cause any such Equipment set forth in the notice to be conveyed by Seller to Buyer in consideration for the payment by wire transfer of immediately available funds by Buyer to Seller of the consideration therefor.

5.19 Non-Compete Agreement.

(a) Beginning on the Closing Date and ending on the two year anniversary of the Closing Date, Seller shall not directly or through any Subsidiary (other than on behalf of Buyer as contemplated by the Transition Services Agreement), without the prior written consent of Buyer, engage in a Competitive Business Activity anywhere in the world. The foregoing shall not prohibit Seller or its Affiliates from making or retaining investments in any Person, or from acquiring a Person that is a Permissible Competitive Business or engaging in a divestiture, merger, joint venture partnership or similar transaction with any Person that is a Permissible Competitive Business.

(b) The covenants contained in Section 5.19(a) shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the world. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in Section 5.19(a). If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of Section 5.19(a) are deemed to exceed the time, geographic or scope limitations permitted by Applicable Law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by Applicable Laws.

(c) Seller shall not be deemed to be in breach of Section 5.19 unless and until Buyer provides written notice to Seller of the operations of Seller that Buyer believes constitute a violation of Section 5.19 and a period of 60 days following receipt of such notice has expired without resolution by the Parties. Such notice shall specify in reasonable detail the basis for such alleged breach. The senior management of the Parties, including each Party’s legal and business representatives, shall meet and attempt in good faith to negotiate a resolution of such dispute. If the parties resolve their dispute or Seller ceases (including through an agreement with Buyer to pursue the divestiture of) the Competitive Business Activity within the 60-day notice period, or within 60 days of a resolution of the dispute occurring during such notice period, Seller shall not be deemed to have been in violation of Section 5.19.

(d) Notwithstanding any other clause of this Agreement, Buyer agrees that monetary damages (including consequential damages) shall be the sole remedy in the event that any of the provisions of Section 5.19 are not performed in accordance with their specific terms or are otherwise breached, regardless of whether such non-performance or breach by Seller is willful, and no other legal or equitable relief or remedy, including injunctive relief to prevent breaches of Section 5.19 of this Agreement, or to enforce specifically the terms and provisions of Section 5.19 of this Agreement shall be available from any court or tribunal.

(e) The activities of Seller or its Affiliates pursuant to and permitted by any other Acquisition Documents or other agreement between the Parties shall not constitute Competitive Business Activity nor otherwise violate the covenants and agreements of the Parties in this Agreement.

5.20 Non Solicitation Agreements.

(a) Other than as contemplated by Section 5.16, Buyer agrees that it shall not directly or indirectly (through its Affiliates, officers, directors, employees or other agents) solicit for employment any person who is employed, contracted or engaged by Seller’s Modular Communications Platform Division until the date one year after the Closing Date (or, if this Agreement is terminated prior to Closing, until the date one year after the date of such termination), nor shall it directly or indirectly attempt to induce any person to breach any contractual agreement(s) that they may have with Seller, unless Seller consents in writing thereto.

(b) Following the Closing, Seller agrees that it shall not directly or indirectly (through its Affiliates, officers, directors, employees or other agents) solicit for employment any Transferred Employee until the date one year after the Closing Date, nor shall it directly or indirectly attempt to induce any such person to breach any contractual agreement(s) that they may have with Buyer, unless Buyer consents in writing thereto.

(c) The parties hereto acknowledge and agree that general postings or advertisements of job openings and the retention of search firms to assist in filling open job requisitions shall not be deemed to be a violation of the provisions of this Section provided that they constitute general non-targeted recruitment techniques in the ordinary course of business consistent with past practice.

5.21 Delivery of Audited Financial Statements. Seller shall deliver to Buyer as promptly as practicable but in no event later than October 15, 2007 (provided that the Closing Date occurs no later than September 28, 2007 and, in the event the Closing occurs thereafter, ten (10) Business Days following the Closing Date) Statements of Assets to be Acquired and Liabilities to be Assumed and Statements of Net Revenues and Direct Expenses as of June 30, 2007 (Unaudited), December 30, 2006, and December 31, 2005, for Each of the Three Years ended in the Period Ended December 30, 2006 and for the Six Months Ended June 30, 2007 (Unaudited) and July 1, 2006 (Unaudited) with Report of Independent Auditors for the Business (the “Audited

Financial Statements”) and such audited financial statements shall present fairly the assets to be acquired and liabilities to be assumed and the net revenues and direct expenses of the business and shall be prepared in conformity with accounting principles generally accepted in the United States.

5.22 Exclusive Dealing. From and after the date hereof to the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, neither Seller, any of its Subsidiaries nor any of its or their respective officers, directors, attorneys, accountants, investment bankers, advisors and other agents shall, directly or indirectly, (i) solicit, initiate, encourage or entertain inquiries or proposals, participate in any negotiations, or cooperate in any manner relating to the possible acquisition of the Business or of any of the Transferred Assets, except with respect to the disposition of Transferred Assets in the ordinary course of Business, to anyone other than Buyer (a “Sale”); (ii) provide non-public information with respect to the Transferred Assets or the Business to any Person other than Buyer and its agents and representatives relating to a Sale; or (iii) enter into any agreement with any Person providing for a Sale.

ARTICLE VI

CONDITIONS TO CLOSING

6.01 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a) Accuracy of Representations; Certificate of Seller. (i) The representations and warranties of Seller contained in this Agreement shall have been, in the aggregate, true and correct in all material respects when made, and (ii) each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing, other than representations and warranties which address matters only as of a certain date which representations and warranties shall be true and correct in all material respects as of such certain date, and except, (A) in the case of clause (i) and (ii) as reflected on the Disclosure Schedule and (B) in the case of clause (ii) only, where the failure to be so correct would not, singly or in the aggregate, have a Material Adverse Effect and Buyer shall have received a certificate signed by a duly authorized executive officer of Seller to the foregoing effect.

(b) No Violation. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any Governmental Authority preventing the transfers contemplated hereby or the consummation of the Closing shall be in effect as of the Closing Date, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) challenging or in any manner seeking to materially restrict, prohibit or condition the consummation of the Closing.

(c) Acquisition Documents. Seller shall have executed and delivered to Buyer all Acquisition Documents to which Seller is a party and shall have caused any Seller Subsidiary that is party to an Acquisition Document to have executed and delivered to Buyer such Acquisition Document; provided, however, that the execution and delivery to Buyer of the Transition Services (Japan) Agreement shall not be considered a condition to Closing pursuant to this Section 6.01(c).

6.02 Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a) Accuracy of Representations; Certificate of Buyer. (i) The representations and warranties of Buyer contained in this Agreement shall have been, in the aggregate, true and correct in all material respects when made, and (ii) each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing, other than representations and warranties which address matters only as of a certain date which representations and warranties shall be true and correct in all material respects as of such certain date, and except, in the case of clause (i) and (ii) as reflected on the Buyer Disclosure Schedule, and Seller shall have received a certificate signed by a duly authorized executive officer of Buyer to the foregoing effect.

(b) No Violation. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any Governmental Authority preventing the transfers contemplated hereby or the consummation of the Closing shall be in effect as of the Closing Date, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) challenging or in any manner seeking to materially restrict, prohibit or condition the consummation of the Closing.

(c) Acquisition Documents. Buyer shall have executed and delivered to Seller all Acquisition Documents to which Buyer is a party and shall have caused any Buyer Subsidiary that is party to an Acquisition Document to have executed and delivered to Seller such Acquisition Document; provided, however, that the execution and delivery to Seller of the Transition Services (Japan) Agreement shall not be considered a condition to Closing pursuant to this Section 6.02(c).

(d) Financing. Buyer shall have available sufficient funding to consummate the transactions contemplated by this Agreement.

ARTICLE VII

INDEMNIFICATION

7.01 General Survival. The Parties agree that, regardless of any investigation made by the Parties, the representations and warranties of the Parties contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 5:00 p.m., California time, on the date that is 12 months after the Closing Date; provided, however that the representations and warranties set forth in Sections 3.02 and 4.02 (Authorization and Enforceability), and the representations and warranties set forth in Section 3.10 (Tax Matters) shall survive until the expiration of the relevant statute of limitations. Upon the expiration of a representation or warranty pursuant to this Section 7.01, unless written notice of a claim based on such representation or warranty specifying in reasonable detail the facts on which the claim is based shall have been delivered to the Indemnitor (as defined below) prior to the expiration of such representation or warranty, such representation or warranty shall be deemed to be of no further force or effect, as if never made, and no action may be brought based on the same, whether for indemnification, breach of contract, tort or under any other legal theory. Notwithstanding the foregoing, nothing contained in this Agreement or otherwise shall in any way limit any claim, suit, cause of action or remedy that may be available to any Party for breaches that constitute fraud of the other Party. All covenants and agreements of the Parties set forth in this Agreement shall survive indefinitely to the extent necessary to give effect to their terms.

7.02 Indemnification.

(a) Indemnification Provisions for Buyer. Subject to the provisions of Section 7.01, from and after the Closing Date, Buyer and its Affiliates, officers, directors, stockholders, representatives and agents (collectively the “Buyer Indemnitees”) shall be indemnified and held harmless by Seller from and against and in respect of any and all Losses (as defined below) incurred by any Buyer Indemnitee resulting from:

(i) any inaccuracy in or breach of any of Seller’s representations, warranties, covenants or agreements contained in this Agreement;

(ii) any misrepresentation contained in any certificate furnished to Buyer by or on behalf of Seller pursuant to this Agreement; and

(iii) any Excluded Liability.

(b) Indemnification Provisions for Seller. Subject to the provisions of Section 7.01, from and after the Closing Date, Seller and its Affiliates, officers, directors, stockholders, representatives and agents (collectively, the “Seller Indemnitees”) shall be indemnified and held harmless by Buyer from and against and in respect of any and all Losses (as defined below) incurred by any Seller Indemnitee, resulting from:

(i) any inaccuracy in or breach of any of Buyer’s representations, warranties, covenants or agreements contained in this Agreement;

(ii) any misrepresentation contained in any certificate furnished to Seller by or on behalf of Buyer pursuant to this Agreement; and

(iii) any Assumed Liability.

For purposes of this Agreement, the term “Indemnitee” shall mean either Buyer Indemnitee or a Seller Indemnitee, as the case may be, and the term “Indemnitor” shall mean either Buyer Indemnitor or a Seller Indemnitor, as the case may be.

(c) No Buyer Indemnitee shall be entitled to indemnification for any Losses covered by Section 7.02(a)(i) and (ii) until the aggregate amount of all such Losses of the Buyer Indemnitees shall exceed $317,500 (the “Basket”), at which time all such Losses incurred in excess of the Basket shall be subject to indemnification by the relevant Indemnitor hereunder.

(d) Notwithstanding any other provision of this Agreement, the maximum aggregate liability of Seller to Buyer Indemnitees for any Losses covered by Section 7.02(a)(i) and (ii) shall be limited to $3,175,000 (the “Cap”). The Cap shall not apply to Losses covered by Section 7.02(a)(iii) or Losses that result from fraud; provided, however, that Seller’s maximum aggregate liability for all indemnification claims hereunder shall not exceed the Purchase Price.

(e) For purposes of this Agreement, the term, “Losses” means any and all judgments, settlements, claims, liabilities, losses, damages (excluding indirect, incidental or consequential damages), interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses). Notwithstanding the above, Losses shall not include expenses incurred in connection with investigations unless a claim is made by a third party against the Indemnitee.

(f) The amount of any Losses otherwise recoverable under this Section 7.02 shall be reduced by (i) any amounts that the Indemnitees are entitled to receive under insurance policies, the Parties hereby acknowledging and agreeing that prior to asserting any indemnification claim, the Indemnitee must first seek reimbursement for any and all Losses from any applicable insurance coverage (and that any compensation provided under this Agreement is not to be deemed insurance for any purpose); and (ii) any Tax benefits, savings or reductions realized or to be realized by the Indemnitee.

7.03 Manner of Indemnification.

(a) Each indemnification claim shall be made only in accordance with this Article VII.

(b) If an Indemnitee wishes to make a claim for Losses under Article VII of this Agreement, Indemnitee shall deliver a written notice (a “Notice of Claim”) to the applicable Indemnitor promptly after becoming aware of the facts giving rise to such claim. The Notice of Claim shall state in reasonable detail (i) to the extent reasonably practicable, the estimated Losses incurred or suffered (which amount may be the amount of Losses claimed by a third party and shall not limit the Losses to be indemnified), and (ii) the facts, circumstances or events giving rise to the alleged Losses based on the Indemnified Party’s good faith belief thereof, including the identity and address of any third-party claimant, if any, (to the extent reasonably available to the Indemnified Party) and copies of any formal demand or complaint, if any. No delay or failure on the part of the Indemnitee to so notify the Indemnitor shall relieve the Indemnitor of any liability or obligation hereunder except to the extent Indemnitor is prejudiced by such failure.

7.04 Procedures for Indemnification – Third-Party Actions.

(a) If an Indemnitee becomes aware of a claim of a third party (including for all purposes of this Section 7.04, any Governmental Authority) (a “Third Party Action”) that will result in a claim by it against Indemnitor, Indemnitee shall notify Indemnitor of such claim as promptly as practicable by delivery of a Notice of Claim in the form required by Section 7.03(b). Indemnitor shall have the right to assume and conduct the defense of such claim by providing written notice thereof to the Indemnitee within 20 Business Days following receipt of the Notice of Claim; provided, however, that Indemnitor may not assume control of the defense of any Third Party Action involving criminal liability of the Indemnitee. If the Indemnitor assumes the defense of a Third Party Action, it shall conduct such defense in a commercially reasonable manner and no compromise or settlement of such Third Party Action may be effected by the Indemnitor without the Indemnitee’s consent (which may not be unreasonably withheld, delayed or conditioned), unless: (a) there is no finding or admission of any violation of any Applicable Law or the rights of any other Person by any Indemnitee; (b) the sole relief is monetary damages that Indemnitor shall have paid or caused to be paid in full; and (c) the Indemnitee is unconditionally released from any liability arising from such Third Party Action. If Indemnitor elects to control the defense of a Third Party Action in accordance with the provisions hereof, Indemnitee shall be entitled to participate in (but not control) the defense of such Third Party Action, with its own counsel and at its own expense. Indemnitee shall cooperate fully with Indemnitor in the defense of such Third Party Action. If Indemnitor does not assume the defense of such Third Party Action in accordance with the provisions hereof, Indemnitee may defend such Third Party Action in a commercially reasonable manner and may settle such Third Party Action; provided, however, that no compromise or settlement of such Third Party Action may be effected by the Indemnitee without the Indemnitor’s consent (which may not be unreasonably withheld, delayed or conditioned), unless: (a) there is no finding or admission of any violation of any Applicable Law or the rights of any other Person by any Indemnitor; (b) the sole relief is monetary damages that Indemnitee shall have paid or caused to be paid in full; and (c) the Indemnitor is unconditionally released from any liability arising from such Third Party Action.

(b) The Party controlling the defense of such Third Party Action (the “Controlling Party”) shall keep the non-Controlling Party reasonably advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the non-Controlling Party with respect thereto. The non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.

(c) The fees and expenses of counsel to the Indemnitee with respect to a Third Party Action shall be considered Losses for purposes of this Agreement if (i) the Indemnitee controls the defense of such Third Party Action pursuant to the terms of this Section 7.04 or prior to the assumption of the defense by the Indemnitor or (ii) the Indemnitor assumes control of such defense and in the reasonable opinion of counsel for the Indemnitee, the Indemnitor and the Indemnitee have conflicting interests or different defenses available with respect to such Third Party Action; provided that this shall apply only to one law firm to the Indemnitee.

7.05 Procedure for Indemnification – Other Claims. Following receipt by an Indemnitor of a Notice of Claim that does not relate to a Third Party Action, the Parties’ legal and business representatives shall promptly meet to agree on the rights of the respective Parties with respect to each of such claims. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties and amounts agreed upon shall be promptly paid. Any dispute between the Parties which is not resolved within 30 Business Days following receipt of the Notice of Claim shall be resolved in accordance with Section 9.10 and the other applicable provisions of this Agreement.

7.06 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Article VII shall be the sole and exclusive remedy for monetary damages of the Indemnitees from and after the Closing Date for any Losses arising under this Agreement or relating to the transactions contemplated by this Agreement, including claims of breach of any representation, warranty or covenant in this Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any Party of any right to specific performance or injunctive relief to the extent it is available to such Party.

7.07 Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or any other Acquisition Document, no Party (or its Affiliates) shall, in any event, be liable to the other Party (or its Affiliates) for any consequential, punitive, special or indirect damages, including loss of revenue or income, cost of capital, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement; provided that Losses arising from Third Party Actions that include any of the foregoing types of damages shall not be limited by this Section 7.07.

ARTICLE VIII

TERMINATION

8.01 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Parties;

(b) by either Buyer or Seller upon written notice given to the other Party if the Closing shall not have taken place on or before September 28, 2007 (or such later date as the Parties have agreed to in writing) (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any Party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the Termination Date; provided, further, that the Termination Date shall be extended to October 31, 2007 in the event that all of the conditions to Closing set forth in Section 6.01 and 6.02 are satisfied other than as set forth on Schedule 8.01(b);

(c) by Buyer, upon a breach of any covenant or agreement on the part of Seller set forth in this Agreement, which breach (i) would give rise to the failure of the conditions set forth in Section 6.01(a) hereof, (ii) cannot be or has not been cured within thirty (30) days following the receipt by Seller of notice of such breach from Buyer and (iii) has not been waived by Buyer;

(d) by Seller, upon a breach of any covenant or agreement on the part of Buyer set forth in this Agreement or upon a breach of the representations and warranties of Buyer set forth in Section 4.09, which breach (i) would give rise to the failure of the conditions set forth in Sections 6.02(a) and/or 6.02(d) hereof, (ii) cannot be or has not been cured within thirty (30) days following the receipt by Buyer of notice of such breach from Seller and (iii) has not been waived by Seller;

(e) by either Party, if any Applicable Law shall be enacted or become applicable that makes the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining either Party hereto from consummating the transactions contemplated hereby is entered, and such judgment, injunction, order or decree shall become final and nonappealable.

The Party desiring to terminate this Agreement pursuant to clauses (b) through (e) shall give written notice of such termination to the other Party.

8.02 Effect of Termination.

(a) Other than as set forth in Section 8.02(b) below, if this Agreement is terminated pursuant to Section 8.01, all obligations of the Parties hereunder (except for this Section 8.02 and Sections 2.06(b) (Delayed Closing Payments), 5.02 (Confidentiality), 5.07 (Public Announcements), 9.01 (Notices), 9.02 (Amendments; Waivers) 9.03 (Expenses), 9.04 (Successors and Assigns), 9.05 (Governing Law), 9.07 (Entire Agreement), 9.08 (Captions), 9.09 (Severability), 9.10 (Dispute Resolution), 9.11 (Submission to Jurisdiction; Waiver of Jury Trial), 9.12 (Meaning of Include and Including), 9.14 (Third Party Beneficiaries), 9.15 (Specific Performance) and 9.16 (No Presumption Against Drafting Party)), shall terminate without liability of any Party to the other Party, except as provided in the following sentence. Nothing contained in this Section 8.02 shall relieve either Party of liability for any breach of any covenant contained in this Agreement that occurred prior to the date of termination of this Agreement. The representations and warranties made herein shall not survive beyond a termination of this Agreement and no party shall have any liability for breach of any representation or warranty upon a termination of this Agreement prior to the Closing.

(b) Notwithstanding the provisions of Section 8.02(a), if this Agreement is terminated by Seller pursuant to Section 8.01(d) as a result of Buyer’s breach of the representations and warranties set forth in Section 4.09 (Financing) and/or the failure of Buyer to satisfy the closing condition set forth in Section 6.02(d) (Financing), then upon such termination, Buyer shall be obligated to pay to Seller (by wire transfer of immediately available funds), no later than five Business Days after such termination, a fee of $952,500 (the “Termination Fee”). Buyer acknowledges that the agreement in this Section 8.02(b) is an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Buyer fails to promptly pay any amount due to Seller pursuant to this Section 8.02(b), Buyer shall also pay any costs and expenses incurred by Seller in connection with any legal action to enforce this Agreement that results in a judgment against Buyer for the Termination Fee. Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Section 8.02(b) shall be the sole and exclusive remedy of Seller relating to the termination of this Agreement pursuant to this Section 8.02(b) and the Termination Fee shall serve as full and final liquidated damages.

ARTICLE IX

MISCELLANEOUS

9.01 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-, or internationally-, recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted:

if to Seller, to:

Intel Corporation

2200 Mission College Boulevard

Santa Clara, CA 95054

Attention: Treasurer

Telephone: (408) 765-8080

Facsimile: (408) 765-6038

with copies to:

Intel Corporation

2200 Mission College Boulevard

Santa Clara, CA 95054

Attention: General Counsel

Telephone: (408) 765-8080

Facsimile: (408) 653-8050

and

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, CA 94304

Attention: Russell C. Hansen, Esq.

Telephone: (650) 849-5383

Fax: (650) 849-5333

if to Buyer, to:

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, OR 97124

Attention: Chief Financial Officer

Telephone: (503) 615-1100

Fax: (503) 615-1114

with a copy to:

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

Attention: Roger W. Bivans, Esq.

Telephone: (214) 978-3000

Fax: (214) 978-3099

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any Party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended.

9.02 Amendments; Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No waiver by a Party of any default, misrepresentation or breach of a warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.03 Expenses. Other than as expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the other Acquisition Documents and in closing and carrying out the transactions contemplated hereby and thereby shall be paid by the Party incurring such cost or expense.

9.04 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, personal representatives and permitted assigns. No Party hereto may transfer or assign either this Agreement or any of its rights, interests or obligations hereunder, whether directly or indirectly, by operation of law, merger or otherwise, without the prior written approval of each other Party. No such transfer or assignment shall relieve the transferring or assigning Party of its obligations hereunder if such transferee or assignee does not perform such obligations.

9.05 Governing Law. This Agreement shall be construed in accordance with and this Agreement and any disputes or controversies related hereto shall be governed by the internal laws of the State of New York without giving effect to the conflicts of laws principles thereof that would apply the laws of any other jurisdiction.

9.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties.

9.07 Entire Agreement. This Agreement (including the Schedules and Exhibits referred to herein, which are hereby incorporated by reference), the other Acquisition Documents and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and negotiations, both written and oral, between and among the Parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by either Party that is not embodied in this Agreement or such other documents, and neither Party shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

9.08 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to an Article, Section, Exhibit or Schedule are references to an Article, Section, Exhibit or Schedule of this Agreement, unless otherwise specified, and include all subparts thereof.

9.09 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

9.10 Dispute Resolution.

(a) All disputes arising directly under the express terms of this Agreement or the grounds for termination thereof shall be resolved as follows: The business representatives of all Parties to the dispute, together with, upon the mutual agreement of the Parties, their respective legal representatives, shall meet to attempt to resolve such disputes. If the disputes cannot be resolved by such senior management, any Party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty days after such written notification, the Parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty days after the one day mediation, either Party may begin litigation proceedings.

(b) Notwithstanding the provisions of Section 9.10(a) above, each Party shall have the right, without the requirement of first seeking a remedy through the alternate dispute resolution mechanism, to seek preliminary injunctive or other equitable relief in any proper court in the event that such Party determines that eventual redress through arbitration will not provide a sufficient remedy for any violation of this Agreement by any other Party.

(c) In the event a proceeding is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorney’s fees and costs in an amount to be fixed by the court or arbitrator, as applicable.

9.11 Submission to Jurisdiction; Waiver of Jury Trial.

(a) The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such proceeding shall be heard and determined in such a New York state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.11 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Meaning of Include and Including. Whenever in this Agreement the word “include” or “including” is used, it shall be deemed to mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

9.13 Buyer’s Knowledge of Breach; Schedules. No fact, event, misrepresentation or occurrence that, in the absence of this Section 9.13, would constitute a breach or breaches of any representation or warranty of Seller under this Agreement shall be deemed to constitute a breach or breaches by Seller of its representations or warranties under this Agreement if Buyer has actual knowledge of such breach or breaches on the date hereof and/or as of the Closing Date. The disclosure of any information on any Schedule to this Agreement shall be deemed to constitute the disclosure of such information on all other schedules to this Agreement applicable to such information.

9.14 Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of Seller or any Affiliate thereof (including any beneficiary or dependent thereof).

9.15 Specific Performance. Notwithstanding the provisions of Section 9.10(a) above, the Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated herein, may cause irreparable injury to the other Party, for which damages, even if available, may not be an adequate remedy. Accordingly, except as provided in Section 5.19(d), each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

9.16 No Presumption Against Drafting Party. Each of Buyer and Seller acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER:

INTEL CORPORATION, a Delaware corporation

By:	/s/ Ravi Jacob
Name:	Ravi Jacob
Title:	Vice President and Treasurer

BUYER:

RADISYS CORPORATION, an Oregon corporation

By:	/s/ Brian Bronson
Name:	Brian Bronson
Title:	Chief Financial Officer

[Signature Page to Amended and Restated Asset Purchase Agreement]